UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Selected as Part of the Dow Jones Sustainability

 Emerging Markets Index for the Fifth Consecutive Year

•      Coca-Cola FEMSA is the only Latin American based beverage company and the only Mexican company chosen for the Dow Jones Sustainability Emerging Markets Index for five consecutive years.

•      Since its first selection in 2013, Coca-Cola FEMSA’s global sustainability score has increased by 28%.

Mexico City, Mexico – September 14, 2017 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler by sales volume of Coca-Cola products in the world, was chosen as a member of the Dow Jones Sustainability Emerging Markets Index for the fifth consecutive year.

“As a beverage industry leader, our goal is to create economic, social, and environmental value, contributing to the positive transformation of our communities while ensuring our business’ sustainability. Our employees’ commitment to the business has enabled us to proudly receive this recognition as we continue to work for even more accomplishments,” said John Santa Maria, Chief Executive Officer of Coca-Cola FEMSA

Among its relevant sustainability results, the Company has benefited 1.5 million people through its healthy lifestyles programs since 2015; fulfilled the goal of returning 100% of the water used to produce its beverages back to the environment in its Mexico, Brazil, Central America, and Colombia operations; incorporated 20% of recycled resins in its PET packages across its operations; and used  clean sources of energy across 29% of its manufacturing operations.

In addition, Coca-Cola FEMSA has earned several awards and recognitions for its sustainability performance throughout the year, including its selection for the FTSE4Good Emerging Market Index of the London Stock Exchange and the Sustainability and Social Responsibility Index of the Mexican Stock Exchange.

For further information, please refer to the Coca-FEMSA Sustainability Report 2016, “Accelerating towards Excellence,” available at:
https://www.coca-colafemsa.com/sustainability.html

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the Company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com

Investor Relations:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Corporate Communication:

•         Alma Beltran | alma.beltran@femsa.com.mx | (5255) 5249 6877

•         Hanako Tanaguchi  |  hanako.tanaguchi@femsa.com.mx  | (5255) 52496820

Coca-Cola FEMSA selected as part of the Dow Jones Sustainability Emerging Markets Index for the fifth consecutive year September 14th, 2017	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: September 14, 2017